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 OCTOBER 3, 1996




Mr. J. George Janac
1674 Seven Springs Drive
Cupertino, CA 95014

Dear George:


     We are very pleased to welcome you as a future employee of Cadence Design Systems, Inc. In the context of Cadence's proposed acquisition of High Level Design Systems ("HLD"), this letter sets forth the terms of our offer of employment to you as well as other related matters for your approval and signature. This employment agreement will go into effect on the date that Cadence completes its merger with HLD. At that time, in addition to becoming an employee of Cadence, you will be exchanging your stock interest in HLD for stock or stock options of Cadence.

     As part of this agreement, you will agree to work for Cadence for a two-year period beginning on the Cadence/HLD merger date in a substantially similar position. Your salary and commissions will be $150,000 per year (subject to customary withholding and other taxes), paid by Cadence according to its standard payroll schedule. In addition, you will be eligible to receive additional bonuses and other compensation (if any) as you and Cadence may agree. You will receive the same health and other benefits as are generally available to the rest of Cadence's employees (provided, of course, you meet the standard eligibility requirements for such benefits).

     As a normal part of its operations, Cadence asks its employees to sign an Employee Invention and Confidential Information Agreement, a copy of which is attached for your signature. Additionally, in connection with the acquisition, you agree to execute the Non-competition Agreement attached hereto as Exhibit A.

     If Cadence terminates your employment without cause(1), at any time during your two-year employment term, Cadence will pay you severance equal to your salary (but not any bonuses or other compensation) for twelve months or the remaining period of your employment term. However if you are terminated for cause, the obligation of Cadence to pay you your salary and other compensation shall end. If at any time during your employment with Cadence (including


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     (1)You shall be considered to have been terminated with "cause" if your employment is terminated for (a) any gross misconduct, fraud or bad faith in the performance of your employment, (b) your conviction or guilty plea with respect to any felony, (c) your material breach of this agreement, or (d) your repeated failure to perform any reasonable duties assigned you by Cadence despite written notice delivered to you of such failure.

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AFTER you have completed your two-year employment term) you are terminated without cause, the noncompetition restrictions contained in Exhibit A shall be void.

     At the end of your two-year employment term, your employment relationship with Cadence will become "at will". This agreement shall be governed by the law of the state of California.

     We are excited about the potential represented by the Merger and we are pleased you will be joining us as a key part of the new team.

Sincerely,



Joe Costello




Acknowledged and agreed:



/s/George Janac
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          (signature)


George Janac
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          (print name)


Date:     October 3, 1996




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